TAHOE RESOURCES ANNOUNCES DETAILS OF THIRD QUARTER AND NINE-MONTH 2016 CONFERENCE CALL

VANCOUVER, British Columbia – October 27, 2016 – Tahoe Resources Inc. (“Tahoe”) (TSX, THO; NYSE: TAHO) today announced that the Company will release its financial and operating results for the third quarter and first nine months of 2016 after the market close on Thursday, November 3, 2016. The Company will then host a conference call to review the results the following morning, Friday, November 4, 2016, at 10:00 a.m. ET (7:00 a.m. PT). Those wishing to join the call can do so using the telephone numbers listed below. A recording of the call will be available later in the day on November 4, 2016 on the Company’s website at www.tahoeresources.com.

Participant call-in numbers:

1-800-319-4610 (toll free from Canada and the U.S.)
+1-604-638-5340 (from outside Canada and the U.S.)

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298